FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 5 December 2003


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


  Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Shareholder Update dated: 5 December 2003



                   BALTIMORE TECHNOLOGIES SHAREHOLDER UPDATE

London, UK - 5 December 2003: Baltimore Technologies plc (London: BLM) today posted the following letter to all Baltimore shareholders:

Dear Shareholder,

Following last Friday's Extraordinary General Meeting (EGM) I am keen to update you on the progress with your company.

At the EGM shareholders approved the sale of the PKI business, Baltimore's last remaining operating business. I am pleased to let you know that the sale was completed on Tuesday, 2 December. In addition, reflecting the slimmed-down nature of the Company, the number of board members has been reduced from seven to five and I have been appointed as Executive Chairman. I am also pleased to confirm that Andrew Hunt has joined the Board as of 4 December 2003 and will replace John Cunningham as Senior Independent Non Executive Director on 1 January 2004. Andrew brings a wealth of relevant management experience to this key role and will ensure that shareholders' interests continue to be represented strongly.

The sale of the PKI business is a turning point in Baltimore's development. As I'm sure you are well aware, the last few years have been extremely difficult for your company. Indeed, when I was invited to become Chief Executive Officer in October 2001 to address the financial crisis facing the company, Baltimore was at that time incurring an average monthly loss before interest, tax, depreciation, amortization and exceptional items of GBP5.9 million, with only GBP21 million of cash in December 2001. This situation was clearly unsustainable and, as part of our strategy to preserve value for shareholders, some hard decisions and tough action had to be taken. Recognising that Baltimore lacked the scale to compete profitably, this has ultimately resulted in the sale of the operating businesses. However, through this process, the Board has:

   -Generated cash of GBP41million as a result of eight disposals during 20 months

   -Reduced average monthly operational losses by GBP5.5 million, as at the end of June 2003

   -Reduced annual operational losses by 76.5%, or GBP54 million, from 2001 to
    2002

Next steps

Looking ahead, the Board remains committed to maximising value for Shareholders. There are basically two broad options available;

   -Returning cash to shareholders by liquidating the company, or;

   -Investing in another business through acquisition.

In either case, the complex legacy of Baltimore's remaining global legal, tax and property liabilities need to be resolved first. However, the Board is extremely well equipped in terms of knowledge and expertise to address all outstanding legacy issues and to realise the value of our remaining non-cash assets. We are currently working hard to achieve this and I expect the process to take until June next year. I therefore want to reassure you that, in parallel, the Board is also proactively evaluating business acquisition opportunities. We expect to be in a position, by the time of our next full year's financial results announcement in March 2004, to make a recommendation to shareholders as to the best option to take. Baltimore is your company and any recommendation by the Board related to either liquidation or an acquisition will be subject to shareholders' approval.

Finally, we are aware that there are many shareholders with a small number of shares who may wish to sell but are dissuaded from doing so by share dealing costs. We are therefore reviewing ways in which these shareholders can realise small shareholdings in a cost effective manner. I intend to keep you updated on progress on this and in general in due course. In the meantime, may I convey my best wishes for the holiday season and for a successful 2004.

Yours sincerely,



Bijan Khezri
Executive Chairman

   If you have sold or otherwise transferred all of your holding of shares in Baltimore, you should forward this letter to the person to whom the sale or transfer was effected for transmission to the purchaser or transferee.

                                    - ENDS -

For further information please call:

Smithfield - 020 7360 4900
Andrew Hey
Nick Bastin
Will Swan

About Baltimore Technologies (BLM)

Following the completion of the disposal of Baltimore Technologies' core PKI authentication business on 2 December 2003 the continuing Group's assets consist primarily of cash, the Company's residual hardware and software support businesses and a range of property interests.

For further information go to: www.baltimore.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      BALTIMORE TECHNOLOGIES PLC


                  By:___/s/ Denis Paul Kelly ___

                      Name:  Denis Paul Kelly
                      Title: Chief Financial Officer and Chief Operating Officer


Date: 5 December 2003